Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2021. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2021. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2021, has audited the effectiveness of the Company's internal control over financial reporting as at December 31, 2021.

Craig Bryksa President and Chief Executive Officer	Ken Lamont Chief Financial Officer

March 2, 2022

CRESCENT POINT ENERGY CORP.	1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Crescent Point Energy Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Crescent Point Energy Corp. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

CRESCENT POINT ENERGY CORP.	2

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The impact of estimates of proved plus probable oil and gas reserves on development and production assets, net and deferred tax assets, net

As described in Notes 2, 3, 8 and 22 to the consolidated financial statements, the Company had a net balance of $7,640.3 million for development and production assets and a deferred tax asset net balance of $570.1 million as of December 31, 2021. Management also recorded a depletion expense of $708.5 million and an impairment reversal of $2,514.4 million for the year ended December 31, 2021. Development and production assets are measured at cost less accumulated depletion and any accumulated impairment losses. As disclosed by management, proved plus probable oil and gas reserves are used as the basis to calculate the unit-of-production depletion expense. Management assesses the recoverability of development and production assets by grouping these assets into cash-generating units (“CGUs”) based on the integration between assets, shared infrastructure, the existence of common sales points, geography, geological structure and the manner in which management monitors the decisions regarding operations. The recoverable amounts of CGUs are estimated when impairment indicators exist. If the carrying amount of the CGU, which takes into account the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Management determines the recoverable amount using a fair value less costs of disposal derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Deferred tax assets are recognized to the extent that temporary differences will be recoverable in future periods. The calculation of the deferred tax assets involves significant estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows including proved plus probable oil and gas reserves estimates and the application of tax laws.

CRESCENT POINT ENERGY CORP.	3

Determining the Company’s proved plus probable oil and gas reserves and the fair value less cost of disposal required the use of significant estimates and judgment by management related to production forecasts, commodity prices, costs and related future cash flows as well as the discount rate, as applicable. In determining the estimates of the proved plus probable oil and gas reserves, management utilizes the services of specialists, specifically independent petroleum reservoir engineers.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved plus probable oil and gas reserves on development and production assets, net and deferred tax assets, net is a critical audit matter are that there was significant judgment used by management, including the use of management’s specialists, when developing the estimates of proved plus probable oil and gas reserves, determining the recoverable amount for each CGU, and assessing the recognition of deferred tax assets. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the significant assumptions used by management in developing those estimates, including production forecasts, commodity prices, costs and related future cash flows and the after-tax discount rate, as applicable. Our audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proved plus probable oil and gas reserves, management’s determination of the recoverable amounts of each CGU, management’s recognition of deferred tax assets and the calculation of DD&A expense. These procedures also included, among others, testing management’s processes for determining the recoverable amount for each CGU, depletion expense for development and production assets and the recognizable amount of the deferred tax assets, which included evaluating the appropriateness of the methods used by management in making these estimates; testing the completeness and accuracy of underlying data used in management’s analysis in developing these estimates and evaluating the significant assumptions used by management, including production forecasts, commodity prices, costs and related future cash flows. Procedures were also performed to test (i) the unit-of-production rates used to calculate depletion expense and (ii) the recognition of the deferred tax assets. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the recoverable amount, including the discount rate used within the discounted cash flow model for each CGU. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the proved plus probable oil and gas reserves. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by management’s specialists and an evaluation of the specialists’ findings. Evaluating the assumptions used by management’s specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, whether they were consistent with industry pricing forecasts and evidence obtained in other areas of the audit.

Valuation of property, plant and equipment (“PP&E”) in the acquisition of Shell Canada Energy’s Kaybob Duvernay Assets (“Kaybob Duvernay assets”)

As described in Notes 2, 3 and 7 to the consolidated financial statements, on April 1, 2021 the Company completed the acquisition of the Kaybob Duvernay assets for consideration of $940.6 million. The transaction was accounted for under the acquisition method, which requires that the identifiable assets acquired and liabilities and contingent liabilities assumed be measured at their fair values at the acquisition date, with any excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities being recorded as goodwill. The assets acquired included PP&E of $951.7 million. Management determined the fair value of the PP&E acquired by estimating the discounted after-tax future net cash flows. Estimating the proved plus probable oil and gas reserves and the fair value of PP&E acquired involved the use of significant estimates and judgments by management related to production forecasts, costs, forecast benchmark commodity prices and the discount rate, as applicable. In determining the estimates of proved plus probable oil and gas reserves acquired, management utilized the services of specialists, specifically independent petroleum reservoir engineers.

CRESCENT POINT ENERGY CORP.	4

The principal considerations for our determination that performing procedures relating to the valuation of PP&E in the acquisition of the Kaybob Duvernay assets is a critical audit matter are that there was significant judgment used by management, including the use of management’s specialists, when developing the estimates of proved plus probable oil and gas reserves and the fair value of the PP&E acquired. This led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate the reasonableness of significant assumptions used by management in developing these estimates, including production forecasts, commodity prices, costs and related future cash flows as well as the discount rate used. Our audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the PP&E acquired and controls over the development of the assumptions used in this valuation. These procedures also included, among others, reading the purchase agreement and testing management’s process for estimating the fair value of PP&E acquired, which included evaluating the appropriateness of the methods used by management in making this estimate; testing the completeness and accuracy of underlying data used in management’s analysis in developing this estimate and evaluating the reasonableness of significant assumptions used by management, including estimates of proved plus probable oil and gas reserves acquired, production forecasts, costs, forecast benchmark commodity prices and the discount rate. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the proved plus probable oil and gas reserves acquired. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by management’s specialists and an evaluation of the specialists’ findings. Evaluating the assumptions used by management’s specialists involved assessing whether the assumptions used were reasonable considering the current performance of the Company and whether the assumptions were consistent with the past performance of comparable properties, industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the fair value assigned to PP&E, including the discount rate used by considering the cost of capital of comparable businesses and the implied discount rates of other market transactions.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Canada
March 2, 2022

We have served as the Company's auditor since 2001.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$ millions)	Notes	2021	2020
ASSETS
Cash		13.5	8.8
Accounts receivable		314.3	200.5
Prepaids and deposits		7.4	22.7
Derivative asset	25	75.7	46.7
Total current assets		410.9	278.7
Derivative asset	25	144.8	195.7
Other long-term assets	5	6.4	18.2
Exploration and evaluation	6, 7	48.8	86.4
Property, plant and equipment	7, 8	7,687.3	4,372.0
Right-of-use asset	12	91.4	103.7
Goodwill	9	211.5	223.3
Deferred income tax	22	570.1	1,367.9
Total assets		9,171.2	6,645.9
LIABILITIES
Accounts payable and accrued liabilities		450.7	310.3
Dividends payable		43.5	1.3
Current portion of long-term debt	11	278.1	221.6
Derivative liability	25	159.6	42.2
Other current liabilities	10	100.3	93.8
Total current liabilities		1,032.2	669.2
Long-term debt	11	1,692.1	2,038.0
Derivative liability	25	5.3	3.2
Other long-term liabilities	13	35.8	17.3
Lease liability	12	115.9	130.1
Decommissioning liability	7, 14	884.6	965.3
Total liabilities		3,765.9	3,823.1
SHAREHOLDERS’ EQUITY
Shareholders’ capital	15	16,706.9	16,451.5
Contributed surplus		17.5	19.7
Deficit	16	(11,848.7)	(14,166.1)
Accumulated other comprehensive income		529.6	517.7
Total shareholders' equity		5,405.3	2,822.8
Total liabilities and shareholders' equity		9,171.2	6,645.9
Commitments (Note 27)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Mike Jackson Director	Laura A. Cillis Director

CRESCENT POINT ENERGY CORP.	6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$ millions, except per share amounts)	Notes	2021	2020
REVENUE AND OTHER INCOME
Oil and gas sales	30	3,206.5	1,692.2
Purchased product sales		31.7	12.9
Royalties		(408.8)	(217.1)
Oil and gas revenue		2,829.4	1,488.0
Commodity derivative gains (losses)	18, 25	(488.9)	193.3
Other income	19	99.4	322.3
		2,439.9	2,003.6
EXPENSES
Operating		625.3	561.8
Purchased product		32.6	12.2
Transportation		117.7	101.1
General and administrative		89.8	78.7
Interest	20	90.6	109.1
Foreign exchange gain	21	(4.4)	(4.3)
Share-based compensation	23	30.9	1.3
Depletion, depreciation and amortization	6, 8, 12	786.1	712.7
Impairment (impairment reversal)	8	(2,514.4)	3,557.8
Accretion and financing	12, 14	21.9	20.7
		(723.9)	5,151.1
Net income (loss) before tax		3,163.8	(3,147.5)

Tax expense (recovery)
Current	22	—	0.2
Deferred	22	799.7	(627.8)
Net income (loss)		2,364.1	(2,519.9)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		11.9	22.2
Comprehensive income (loss)		2,376.0	(2,497.7)

Net income (loss) per share	24
Basic		4.15	(4.76)
Diluted		4.11	(4.76)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2019		16,449.0	35.1	(11,636.9)	495.5	5,342.7
Redemption of restricted shares		15.2	(15.3)	0.1		—
Common shares repurchased		(12.7)				(12.7)
Share-based compensation			(0.1)			(0.1)
Net income (loss)				(2,519.9)		(2,519.9)
Dividends ($0.0175 per share)				(9.4)		(9.4)
Foreign currency translation adjustment					22.2	22.2
December 31, 2020		16,451.5	19.7	(14,166.1)	517.7	2,822.8
Issued on capital acquisitions	7	264.5				264.5
Redemption of restricted shares	15	8.5	(8.8)	1.1		0.8
Common shares repurchased	15	(17.5)				(17.5)
Share issue costs, net of tax		(0.4)				(0.4)
Share-based compensation	23		6.8			6.8
Stock options exercised	23	0.3	(0.2)			0.1
Net income (loss)				2,364.1		2,364.1
Dividends ($0.0825 per share)				(47.8)		(47.8)
Foreign currency translation adjustment					11.9	11.9
December 31, 2021		16,706.9	17.5	(11,848.7)	529.6	5,405.3
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	8

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$ millions)	Notes	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss)		2,364.1	(2,519.9)
Items not affecting cash
Other income	19	(97.0)	(316.9)
Deferred tax expense (recovery)	22	799.7	(627.8)
Share-based compensation		6.1	(0.9)
Depletion, depreciation and amortization	6, 8, 12	786.1	712.7
Impairment (impairment reversal)	8	(2,514.4)	3,557.8
Accretion	14	15.4	13.6
Unrealized losses on derivatives	25	141.4	112.5
Translation of US dollar long-term debt	21	(37.0)	(12.8)
Realized gain on cross currency swap maturity	21	—	(49.3)
Decommissioning expenditures	14	(20.2)	(14.7)
Change in non-cash working capital	29	51.6	6.2
		1,495.8	860.5
INVESTING ACTIVITIES
Development capital and other expenditures	6, 8	(676.1)	(698.8)
Capital acquisitions	7	(677.9)	(1.4)
Capital dispositions	7	99.0	509.8
Sale of long-term investments	5	12.6	—
Change in non-cash working capital	29	49.0	(78.6)
		(1,193.4)	(269.0)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.7)	(0.2)
Common shares repurchased	15	(17.5)	(12.7)
Decrease in bank debt, net	29	(34.6)	(408.1)
Repayment of senior guaranteed notes	29	(217.6)	(224.4)
Realized gain on cross currency swap maturity	21	—	49.3
Payments on principal portion of lease liability	12, 29	(21.2)	(30.0)
Cash dividends	29	(47.8)	(9.4)
Change in non-cash working capital	29	42.2	(4.0)
		(297.2)	(639.5)
Impact of foreign currency on cash balances		(0.5)	(0.1)
INCREASE (DECREASE) IN CASH		4.7	(48.1)
CASH AT BEGINNING OF YEAR		8.8	56.9
CASH AT END OF YEAR		13.5	8.8
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	(0.2)
Cash interest paid	(93.1)	(98.0)

CRESCENT POINT ENERGY CORP.	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2021 and 2020
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on March 2, 2022.
2.BASIS OF PREPARATION
a)Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 2, 2022, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States ("U.S.") dollars. Crescent Point's Canadian and U.S. operations are aggregated into one reportable segment based on similar economic characteristics and the similar nature of the assets, products, production processes and customers.
b)Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in other comprehensive income as cumulative translation adjustments.
c)Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.
The COVID-19 pandemic, and actions taken in response, have resulted in a significant disruption to the global economy, in particular the oil and gas industry. Although demand for and pricing of energy products has stabilized, the pandemic has, in the past, impacted the demand for and pricing of energy products, including crude oil and condensate, NGLs and natural gas produced by the Company.
As there are many variables and uncertainties regarding the COVID-19 pandemic, as well as its impact on the economic environment, including the duration and magnitude of any further disruption in the oil and gas industry, it is not possible to precisely estimate the potential long-term impact of the COVID-19 pandemic on the Company's financial condition and operations. There may also be effects that are not currently known as the full impact of the COVID-19 pandemic is still uncertain and the situation continues to evolve. This presents various risks and uncertainty, including to management's judgments, estimates and assumptions that affect the application of accounting policies.
The Company also faces uncertainties related to future environmental laws and climate-related regulations, which could affect the Company's financial position and future earnings. This transition to a lower-carbon society, as well as the physical impacts of climate change, could result in increased operating costs and reduced demand for oil and gas products. As a result, this could change a number of variables and assumptions used to determine the estimated recoverable amounts of the Company's oil and gas assets. The unpredictable nature, timing and extent of climate-related initiatives presents various risks and uncertainties, including to management's judgements, estimates and assumptions that affect the application of accounting policies. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.

CRESCENT POINT ENERGY CORP.	10

Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and impairment reversals, and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
The Company conducted an analysis of its CGUs to determine if their composition was still reflective of the Company's core operating areas after major property acquisitions and dispositions in the first half of 2021. The Company conducted its analysis on July 1, 2021, and determined that its Dodsland Viking assets better align with the Southwest Saskatchewan CGU. Previously, these assets were included in the Southern Alberta CGU, now referred to as the Alberta CGU. At the time of realignment, the Company estimated recoverable amounts of its new CGUs and compared them to the recoverable amounts of its previous CGUs and the respective carrying amounts and noted that no incremental impairment or impairment reversal would arise as a result of the realignment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price, forward foreign exchange rates and forward interest rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, expected cash flows from estimated proved plus probable reserves and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

CRESCENT POINT ENERGY CORP.	11

3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.
a)Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts some of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all the partners have control of the arrangement collectively, and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.
b)Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into CGUs and account for the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any sold component is derecognized.
Depletion and Depreciation
Development and production assets are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated on a straight line basis over the estimated useful lives of the related assets, ranging from 5 to 16 years.
Impairment
The carrying amounts of PP&E, which takes into account the discounted abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves, are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructure, the existence of common sales points, geography, geological structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.
c)Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.

CRESCENT POINT ENERGY CORP.	12

Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E assets is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized, but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E assets to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows from proved plus probable oil and gas reserves, plus the fair market value of undeveloped land. Value-in-use is assessed using the expected future cash flows from proved plus probable oil and gas reserves discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been, net of amortization, had no impairment been recognized.
d)Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.
e)Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. Any excess of the carrying amount over the recoverable amount is the impairment amount. The recoverable amount estimates is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.
f)Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value and vest on terms up to three years from the grant date determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and recognized when they occur. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Employee Share Value Plan ("ESVP") awards are accounted for at fair value and vest on terms of up to three years from the grant date as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the ESVP awards on the date of grant and subsequently adjusted to reflect the fair value at each period end. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. ESVP awards are settled in cash upon vesting based on the prevailing Crescent Point share price and the aggregate amount of dividends paid from the grant date.
Performance share units ("PSUs") are accounted for at fair value and vest on terms of up to three years from the grant date as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the PSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Market performance conditions are factored into the fair value and the best estimate of non-market performance conditions is used to determine an estimate of the number of units that will vest. Fair value is based on the expected cash payment per PSU and the expected number of PSUs to vest, calculated from multipliers based on internal and external performance metrics. The expense is recognized over the service period, with a corresponding increase to long-term compensation liability. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

CRESCENT POINT ENERGY CORP.	13

Stock Options are accounted for at fair value and have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. Upon vest, the stock option holder may either exercise their stock options to purchase one common share per option at the exercise price or, at the Company's discretion, surrender their stock options for a cash payment in an amount equal to the aggregate positive difference, if any, between the market price and the exercise price of the number of common shares associated with the stock options surrendered. Alternatively, the stock option holder may also, at the Company's discretion, surrender their stock options for common shares having a value equivalent to the cash payment.
g)Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.
h)Financial Instruments
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, share price, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.
The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.

CRESCENT POINT ENERGY CORP.	14

Impairment of Financial Assets
Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision.
To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgment in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward looking estimates at the end of each reporting period.
i)Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the acquired assets by estimating the discounted after-tax future net cash flows, the fair value of equity instruments issued and the fair value of liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.
j)Foreign Currency Translation
Foreign operations
The Company has operations in the U.S. transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the period. The resulting unrealized gain or loss is included in other comprehensive income.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using average exchange rates for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.
k)Revenue Recognition
The Company’s major revenue sources are comprised of sales from the production of crude oil and condensate, natural gas liquids ("NGLs") and natural gas. Revenue is recognized when control of the product transfers to the customer and the collection is reasonably probable, generally upon delivery of the product. Sales of crude oil and condensate, NGLs and natural gas production are based on variable pricing as the transaction prices are based on benchmark commodity prices and other variable factors, including quality differentials and location.
Each contract is evaluated based on the nature of the performance obligations, including the Company’s role as either principal or agent. Where the Company acts as principal, revenue is recognized on a gross basis. Where the Company acts as agent, revenue is recognized on a net basis.
l)Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.
m)Leases
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate. A corresponding right-of-use ("ROU") asset will be recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.
The lease term is the non-cancellable period of a lease and includes periods covered by an optional lease extension option if reasonably certain the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.
A lease modification will be accounted for as a separate lease if it materially changes the scope of the lease. For a modification that is not a separate lease, on the effective date of the lease modification, the Company will remeasure the lease liability and corresponding ROU asset using the interest rate implicit in the lease or the Company's incremental borrowing rate. Any variance between the remeasured ROU asset and lease liability will be recognized as a gain or loss in net income to reflect the change in scope.

CRESCENT POINT ENERGY CORP.	15

The Company also acts as an intermediate lessor for office space sub-leased to other companies. As a lessor, the Company will evaluate whether a lease is a finance or operating lease. Leases where the Company transfers substantially all the risks and rewards of ownership are classified as finance leases. Conversely, leases where the risks and rewards of ownership are retained by the Company are operating leases. The head lease between the Company and the building, and the sub-lease between the Company and tenants, are accounted for separately. The lease classification of the sub-lease is based upon the head lease and not the underlying asset.
n)Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan and stock options under the Company's Stock Option Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.
o)Government Grants
The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in net income on a systematic basis and in line with recognition of the expense that the grants are intended to compensate.
4.CHANGES IN ACCOUNTING POLICIES
Intangible Assets
IAS 38 Intangible Assets was amended in March 2021 to revise how to recognize costs in relation to the configuration or customization of application software. The Company adopted the amendment in 2021 and the adoption did not have an impact on the Company's consolidated financial statements.
New accounting standards and amendments not yet adopted
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the IASB to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. This amendment is effective for fiscal years beginning on or after January 1, 2023 with earlier adoption permitted.
5.OTHER LONG-TERM ASSETS

($ millions)	2021	2020
Long-term investments	—	2.5
Other receivables	6.4	15.7
Other long-term assets	6.4	18.2
a) Long-term investments

($ millions)	2021	2020
Investments in public companies, beginning of year	2.5	6.7
Gain (loss) recognized in other income	10.1	(4.2)
Dispositions	(12.6)	—
Investments in public companies, end of year	—	2.5
Public companies
During the year ended December 31, 2021, the Company disposed of its common shares in a publicly traded oil and gas company. The investment was classified as financial assets at fair value through profit or loss and was fair valued at each period with the resulting gain or loss recorded in net income. At December 31, 2020, the investment was recorded at a fair value of $2.5 million which was $3.1 million less than the original cost of the investments.
b)Other receivables
At December 31, 2021, the Company had investment tax credits of $6.4 million (December 31, 2020 - $15.7 million).

CRESCENT POINT ENERGY CORP.	16

6.EXPLORATION AND EVALUATION ASSETS

($ millions)	2021	2020
Exploration and evaluation assets at cost	1,613.3	1,736.1
Accumulated amortization	(1,564.5)	(1,649.7)
Net carrying amount	48.8	86.4

Reconciliation of movements during the year
Cost, beginning of year	1,736.1	1,848.1
Accumulated amortization, beginning of year	(1,649.7)	(1,602.6)
Net carrying amount, beginning of year	86.4	245.5

Net carrying amount, beginning of year	86.4	245.5
Acquisitions through business combinations	18.6	1.3
Additions	57.8	108.2
Dispositions	(5.4)	(0.2)
Transfers to property, plant and equipment	(57.5)	(198.0)
Amortization	(51.0)	(71.9)
Foreign exchange	(0.1)	1.5
Net carrying amount, end of year	48.8	86.4
Impairment test of exploration and evaluation assets
There were no indicators of impairment at December 31, 2021 or December 31, 2020.
At March 31, 2020, the value of the Company's market capitalization as compared to shareholders' equity as well as the indication that potential further development of E&E assets may not be currently economical was an indicator of impairment. As a result, impairment testing was required and the Company prepared estimates of future cash flows and fair market values of undeveloped land to determine the recoverable amount of the respective assets. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded.

CRESCENT POINT ENERGY CORP.	17

7.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the year ended December 31, 2021, the Company incurred $12.5 million (year ended December 31, 2020 - $5.4 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major property acquisitions and dispositions
Kaybob Duvernay acquisition
On April 1, 2021, the Company closed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta for total consideration of $940.6 million including closing adjustments, consisting of $676.1 million in cash and the issuance of 50.0 million common shares.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to December 31, 2021 includes $499.8 million and $393.8 million, respectively, attributable to the Kaybob Duvernay acquisition. Had the business combination occurred on January 1, 2021, estimated oil and gas sales of $629.8 million and oil and gas sales less royalties, transportation and operating expenses of $496.8 million would have been recognized for the year ended December 31, 2021. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2021.
Southeast Saskatchewan disposition
In the second quarter of 2021, the Company disposed of its remaining non-core southeast Saskatchewan conventional assets for consideration of $85.9 million. These assets had a net carrying value of $11.9 million, resulting in a gain of $74.0 million.
b) Minor property acquisitions and dispositions
In the year ended December 31, 2021, the Company completed minor property acquisitions and dispositions for net consideration received of $11.3 million. These assets had a net carrying value of $26.9 million, resulting in a loss of $15.6 million.
The following table summarizes the major and minor property acquisitions and dispositions:

($ millions)	Kaybob Duvernay Acquisition	Southeast Saskatchewan Disposition	Other minor dispositions, net
Cash	(676.1)	85.9	11.3
Common shares	(264.5)	—	—
Consideration (paid) received	(940.6)	85.9	11.3

Exploration and evaluation	18.5	—	(5.3)
Property, plant and equipment	951.7	(219.6)	(22.0)
Goodwill	—	(10.6)	(1.2)
Decommissioning liability	(29.6)	218.3	1.6
Fair value of net assets acquired (Carrying value of net assets disposed)	940.6	(11.9)	(26.9)

Gain (loss) on capital dispositions	—	74.0	(15.6)

CRESCENT POINT ENERGY CORP.	18

8.PROPERTY, PLANT AND EQUIPMENT

($ millions)	2021	2020
Development and production assets	23,402.9	23,584.1
Corporate assets	123.2	120.7
Property, plant and equipment at cost	23,526.1	23,704.8
Accumulated depletion, depreciation and impairment	(15,838.8)	(19,332.8)
Net carrying amount	7,687.3	4,372.0

Reconciliation of movements during the year
Development and production assets
Cost, beginning of year	23,584.1	23,038.6
Accumulated depletion and impairment, beginning of year	(19,265.2)	(15,251.0)
Net carrying amount, beginning of year	4,318.9	7,787.6

Net carrying amount, beginning of year	4,318.9	7,787.6
Acquisitions through business combinations	953.8	0.2
Additions	736.5	504.2
Dispositions	(243.7)	(28.0)
Transfers from exploration and evaluation assets	57.5	198.0
Depletion	(708.5)	(611.6)
Impairment reversal (impairment)	2,514.4	(3,557.8)
Foreign exchange	11.4	26.3
Net carrying amount, end of year	7,640.3	4,318.9

Cost, end of year	23,402.9	23,584.1
Accumulated depletion and impairment, end of year	(15,762.6)	(19,265.2)
Net carrying amount, end of year	7,640.3	4,318.9

Corporate assets
Cost, beginning of year	120.7	117.2
Accumulated depreciation, beginning of year	(67.6)	(63.2)
Net carrying amount, beginning of year	53.1	54.0

Net carrying amount, beginning of year	53.1	54.0
Additions	2.5	3.5
Depreciation	(8.6)	(4.4)
Net carrying amount, end of year	47.0	53.1

Cost, end of year	123.2	120.7
Accumulated depreciation, end of year	(76.2)	(67.6)
Net carrying amount, end of year	47.0	53.1
At December 31, 2021, future development costs of $4.58 billion (December 31, 2020 - $4.18 billion) were included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2021 were $45.1 million (year ended December 31, 2020 - $37.7 million), including $14.3 million of share-based compensation costs (year ended December 31, 2020 - $5.4 million).

CRESCENT POINT ENERGY CORP.	19

Impairment test of property, plant and equipment
2021 Impairment Reversal
At December 31, 2021, there were no indicators of impairment or impairment reversal.
At June 30, 2021, the significant increase in forecast benchmark commodity prices and the increase in the Company's market capitalization since the last impairment test at March 31, 2020 were indicators of impairment reversal. As a result, a test for impairment reversal was conducted and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at June 30, 2021:

	2021 (1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031 (3)
WTI ($US/bbl) (2)	71.33	67.20	63.95	63.23	64.50	65.79	67.10	68.44	69.81	71.21	72.63
Exchange Rate ($US/$Cdn)	0.803	0.802	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800
WTI ($Cdn/bbl)	88.83	83.79	79.94	79.04	80.63	82.24	83.88	85.55	87.26	89.01	90.79
AECO ($Cdn/mmbtu) (2)	3.46	3.13	2.72	2.71	2.76	2.82	2.88	2.94	2.99	3.05	3.12
(1)Effective July 1, 2021.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2031 to the end of the reserve life. Exchange rates are assumed to be constant at 0.800.
At June 30, 2021, the Company determined that the recoverable amount of the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta and Northern U.S. CGUs exceeded their carrying amount. The full amounts of the impairment reversals were attributed to PP&E and, as a result, impairment reversals of $2.51 billion were recognized in net income. The impairment reversal was due to the significant increase in forecast benchmark commodity prices used in impairment testing at June 30, 2021 compared to March 31, 2020.
At December 31, 2021, the after tax impairments that can be reversed in future periods for each CGU, net of depletion had no impairment loss been recognized in prior periods, were $1.76 billion for Southeast Saskatchewan, $1.19 billion for Southwest Saskatchewan, $244.0 million for Alberta and $53.6 million for Northern U.S.
The following table summarizes the impairment reversal for the six months ended June 30, 2021 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment reversal	Impairment reversal, net of tax
Southeast Saskatchewan	Canada	2,941.0	15.00%	917.7	688.1
Southwest Saskatchewan	Canada	1,422.6	15.00%	604.1	453.0
Southern Alberta (1)	Canada	1,911.9	15.00%	555.6	416.6
Northern U.S.	U.S.	861.9	15.00%	437.0	326.0
Total impairment reversal		7,137.4		2,514.4	1,883.7
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, discount rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at June 30, 2021, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(181.1)	199.2	350.7	(349.9)
Southwest Saskatchewan	(89.1)	97.9	183.4	(182.7)
Southern Alberta (1)	(89.4)	97.2	189.9	(190.3)
Northern U.S.	(57.1)	62.9	124.0	(124.1)
Increase (decrease)	(416.7)	457.2	848.0	(847.0)
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.

CRESCENT POINT ENERGY CORP.	20

2020 Impairment
At December 31, 2020, there were no indicators of impairment or impairment recovery.
At March 31, 2020, the significant decrease in forecast benchmark commodity prices and the value of the Company's market capitalization as compared to shareholders' equity were indicators of impairment. As a result, impairment and recovery testing were required and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at March 31, 2020:

	2020 (1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 (3)
WTI ($US/bbl) (2)	29.17	40.45	49.17	53.28	55.66	56.87	58.01	59.17	60.35	61.56	62.79
Exchange Rate ($US/$Cdn)	0.707	0.728	0.745	0.747	0.748	0.750	0.750	0.750	0.750	0.750	0.750
WTI ($Cdn/bbl)	41.26	55.56	66.00	71.33	74.41	75.83	77.35	78.89	80.47	82.08	83.72
AECO ($Cdn/mmbtu) (2)	1.74	2.20	2.38	2.45	2.53	2.60	2.66	2.72	2.79	2.85	2.92
(1)Effective April 1, 2020.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2030 to the end of the reserve life. Exchange rates are assumed to be constant at 0.750.
At March 31, 2020, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan, Northern U.S. and Southern Alberta CGUs exceeded their recoverable amount. The full amount of the impairments were attributed to PP&E and, as a result, impairment losses of $3.56 billion were recorded in net income. The impairment loss was due to the significant decrease in forecast benchmark commodity prices used in impairment testing at March 31, 2020 compared to December 31, 2019.
The following table summarizes the impairment expense for the year ended December 31, 2020 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	2,500.0	15.00%	1,726.1	1,286.7
Southwest Saskatchewan	Canada	940.9	15.00%	866.7	646.1
Northern U.S.	U.S.	465.8	15.00%	549.7	410.0
Southern Alberta (1)	Canada	489.2	15.00%	415.3	309.6
Total impairment		4,395.9		3,557.8	2,652.4
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at March 31, 2020, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(139.3)	153.9	255.8	(251.4)
Southwest Saskatchewan	(55.5)	61.3	109.8	(108.9)
Northern U.S.	(35.8)	39.8	77.7	(79.4)
Southern Alberta (1)	(31.6)	35.0	60.8	(64.0)
Increase (decrease)	(262.2)	290.0	504.1	(503.7)
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
9.GOODWILL

($ millions)	2021	2020
Goodwill, beginning of year	223.3	230.9
Southeast Saskatchewan asset disposition	(10.6)	—
Saskatchewan gas infrastructure asset disposition	—	(6.4)
Other dispositions	(1.2)	(1.2)
Goodwill, end of year	211.5	223.3
Goodwill has been assigned to the Canadian operating segment.

CRESCENT POINT ENERGY CORP.	21

Impairment test of goodwill
The impairment tests of goodwill compared the recoverable amount of the Company's PP&E and E&E to the carrying amount of the combined PP&E, E&E and goodwill at December 31, 2021 and December 31, 2020. The recoverable amount of the Company's PP&E and E&E was estimated using independent reserve evaluator forecast benchmark commodity prices, proved plus probable reserve estimates and management's estimate of the fair market value of undeveloped land. See to Note 6 - "Exploration and Evaluation Assets" and Note 8 - "Property, Plant and Equipment" for additional information. As a result of these tests, the Company concluded that the estimated recoverable amounts exceeded the carrying amounts and no impairments were recorded.
10.OTHER CURRENT LIABILITIES

($ millions)	2021	2020
Long-term compensation liability	40.6	10.0
Lease liability	25.5	26.4
Decommissioning liability	34.2	57.4
Other current liabilities	100.3	93.8
11.LONG-TERM DEBT

($ millions)	2021	2020
Bank debt (1)	331.4	388.2
Senior guaranteed notes	1,638.8	1,871.4
Long-term debt	1,970.2	2,259.6
Long-term debt due within one year	278.1	221.6
Long-term debt due beyond one year	1,692.1	2,038.0
(1)The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At December 31, 2021, the total notional amount due upon bank debt maturity was $332.3 million (December 31, 2020 - $399.1 million). The Interest Rate Benchmark Reform Phase II amendments, effective January 1, 2021, is not expected to have a financial impact on the Company's results. Upon cessation of LIBOR rates, the Company will transition to alternative benchmark rates.
Bank debt
The Company has combined facilities of $2.30 billion, including a $2.20 billion syndicated unsecured credit facility with eleven banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is November 26, 2025. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, translation of US dollar long-term debt, equity-settled share-based compensation expense and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at December 31, 2021.
The Company had letters of credit in the amount of $1.0 million outstanding at December 31, 2021 (December 31, 2020 - $10.4 million).

CRESCENT POINT ENERGY CORP.	22

Senior guaranteed notes
At December 31, 2021, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Hedged Equivalent (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					2021	2020
Cdn$50.0	5.53%	—	October 14 and April 14	April 14, 2021	—	50.0
US$82.0	5.13%	—	October 14 and April 14	April 14, 2021	—	104.6
US$52.5	3.29%	—	December 20 and June 20	June 20, 2021	—	67.0
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	253.1	255.1
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	77.8	78.4
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	341.7	344.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	325.9	328.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	103.8	104.6
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	291.1	293.4
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.4	25.5
Senior guaranteed notes		1,473.9			1,638.8	1,871.4
Senior guaranteed notes due within one year					278.1	221.6
Senior guaranteed notes due beyond one year					1,360.7	1,649.8
(1)Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.
Concurrent with the issuance of US$1.09 billion senior guaranteed notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $1.22 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 25 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	23

12.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Other	Total
Right-of-use asset at cost	121.6	25.2	11.7	158.5
Accumulated depreciation	(44.3)	(16.1)	(6.7)	(67.1)
Net carrying amount	77.3	9.1	5.0	91.4

Reconciliation of movements during the year
Cost, beginning of year	121.0	20.4	11.6	153.0
Accumulated depreciation, beginning of year	(32.5)	(12.0)	(4.8)	(49.3)
Net carrying amount, beginning of year	88.5	8.4	6.8	103.7

Net carrying amount, beginning of year	88.5	8.4	6.8	103.7
Additions	0.6	4.8	0.5	5.9
Dispositions	—	—	(0.2)	(0.2)
Depreciation	(11.8)	(4.1)	(2.1)	(18.0)
Net carrying amount, end of year	77.3	9.1	5.0	91.4
(1)A portion of the Company's office space is subleased. During the year ended December 31, 2021, the Company recorded sublease income of $5.4 million (year ended December 31, 2020 - $5.6 million) as a component of other income.
Lease liability

($ millions)	2021	2020
Lease liability, beginning of year	156.5	181.2
Additions	5.9	4.8
Financing	6.5	7.1
Payments on lease liability	(27.7)	(37.1)
Other	0.2	0.5
Lease liability, end of year	141.4	156.5
Expected to be incurred within one year	25.5	26.4
Expected to be incurred beyond one year	115.9	130.1
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the year ended December 31, 2021, variable lease payments of $1.5 million were included in general and administrative expenses relating to property tax payments on office leases (December 31, 2020 - $2.2 million).
During the year ended December 31, 2021, the Company recorded $0.6 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets (December 31, 2020 - $0.6 million).
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	December 31, 2021
1 year	26.0
2 to 3 years	44.7
4 to 5 years	35.2
More than 5 years	59.3
Total (1)	165.2
(1)Includes both the principal and amounts representing interest.
13.OTHER LONG-TERM LIABILITIES
At December 31, 2021, the Company had a long-term compensation liability of $35.8 million (December 31, 2020 - $17.3 million) related to share-based compensation. See Note 23 - "Share-based Compensation" for additional information.

CRESCENT POINT ENERGY CORP.	24

14.DECOMMISSIONING LIABILITY

($ millions)	2021	2020
Decommissioning liability, beginning of year	1,022.7	1,144.0
Liabilities incurred	13.6	17.2
Liabilities acquired through capital acquisitions	30.0	0.1
Liabilities disposed through capital dispositions	(220.3)	(31.1)
Liabilities settled (1)	(48.9)	(19.8)
Revaluation of acquired decommissioning liabilities (2)	36.1	0.3
Change in estimated future costs	74.2	(105.8)
Change in discount and inflation rate estimates	(3.8)	4.6
Accretion	15.4	13.6
Foreign exchange	(0.2)	(0.4)
Decommissioning liability, end of year	918.8	1,022.7
Expected to be incurred within one year	34.2	57.4
Expected to be incurred beyond one year	884.6	965.3
(1)Includes $28.7 million received from government subsidy programs during the year ended December 31, 2021 (year ended December 31, 2020 - $5.1 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $918.8 million at December 31, 2021 (December 31, 2020 - $1.02 billion) based on total estimated undiscounted and uninflated cash flows to settle the obligation of $896.6 million (December 31, 2020 - $976.5 million). These obligations are expected to be settled through 2053, with the majority expected after 2039. The estimated cash flows have been discounted using a risk-free rate of 1.68 percent and a derived inflation rate of 1.82 percent (December 31, 2020 - risk-free rate of 1.21 percent and inflation rate of 1.49 percent).
15.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2021		2020
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of year	530,035,922	16,707.6	529,399,923	16,705.1
Issued on capital acquisitions	50,000,000	264.5	—	—
Issued on redemption of restricted shares	2,109,241	8.5	2,801,599	15.2
Issued on exercise of stock options	155,869	0.3	—	—
Common shares repurchased	(2,817,000)	(17.5)	(2,165,600)	(12.7)
Common shares, end of year	579,484,032	16,963.4	530,035,922	16,707.6
Cumulative share issue costs, net of tax	—	(256.5)	—	(256.1)
Total shareholders’ capital, end of year	579,484,032	16,706.9	530,035,922	16,451.5
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
In December 2021, the Company purchased and cancelled 2.8 million common shares for total consideration of $17.5 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.

CRESCENT POINT ENERGY CORP.	25

16.DEFICIT

($ millions)	2021	2020
Accumulated earnings (deficit)	(4,184.0)	(6,548.1)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	13.2	12.1
Accumulated dividends	(7,686.3)	(7,638.5)
Deficit	(11,848.7)	(14,166.1)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
17.CAPITAL MANAGEMENT

($ millions)	2021	2020
Long-term debt (1)	1,970.2	2,259.6
Adjusted working capital deficiency (2)	201.6	93.4
Unrealized foreign exchange on translation of US dollar long-term debt	(166.8)	(203.8)
Net debt	2,005.0	2,149.2
Shareholders’ equity	5,405.3	2,822.8
Total capitalization	7,410.3	4,972.0
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the year ended December 31, 2021 and December 31, 2020:

($ millions)	2021	2020
Cash flow from operating activities	1,495.8	860.5
Changes in non-cash working capital	(51.6)	(6.2)
Transaction costs	12.5	5.4
Decommissioning expenditures	20.2	14.7
Adjusted funds flow from operations	1,476.9	874.4
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages its capital structure and short-term financing requirements using a measure not defined in IFRS, or standardized, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet and might not be comparable to similar financial measures disclosed by other issuers. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding capital allocation priorities. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at December 31, 2021 was 1.4 times (December 31, 2020 - 2.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at December 31, 2021. See Note 11 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company is continuously monitoring the commodity price environment and actively manages its counterparty exposure to mitigate credit losses and will make adjustments as needed to protect its balance sheet.
18.COMMODITY DERIVATIVE GAINS (LOSSES)

($ millions)	2021	2020
Realized gains (losses)	(360.8)	245.7
Unrealized losses	(128.1)	(52.4)
Commodity derivative gains (losses)	(488.9)	193.3

CRESCENT POINT ENERGY CORP.	26

19.OTHER INCOME

($ millions)	2021	2020
Unrealized gain (loss) on long-term investments	3.1	(4.2)
Realized gain on sale of long-term investments	7.0	—
Gain on capital dispositions	58.4	316.4
Government subsidy for decommissioning expenditures	28.7	5.1
Lease modification	—	(0.4)
Sublease income	5.4	5.6
Other	(3.2)	(0.2)
Other income	99.4	322.3
20.INTEREST EXPENSE

($ millions)	2021	2020
Interest expense on long-term debt	88.9	94.6
Unrealized loss on interest derivative contracts	1.7	14.5
Interest expense	90.6	109.1
21.FOREIGN EXCHANGE GAIN

($ millions)	2021	2020
Realized gain on CCS - principal	—	49.3
Translation of US dollar long-term debt	37.0	12.8
Unrealized loss on CCS - principal and foreign exchange swaps	(34.4)	(56.6)
Other	1.8	(1.2)
Foreign exchange gain	4.4	4.3
22.INCOME TAXES
The provision for income taxes is as follows:

($ millions)	2021	2020
Current tax:
Canada	—	—
Luxembourg	—	0.2
Current tax expense	—	0.2
Deferred tax expense (recovery):
Canada	715.5	(678.5)
United States	84.2	50.7
Deferred tax expense (recovery)	799.7	(627.8)
Income tax expense (recovery)	799.7	(627.6)

CRESCENT POINT ENERGY CORP.	27

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($ millions, except percentages)	2021	2020
Net income (loss) before tax	3,163.8	(3,147.5)
Statutory income tax rate	25.16%	25.98%
Expected provision for income taxes	796.0	(817.7)
Change in corporate tax rates and tax rate variance	21.9	8.4
Tax rates in foreign jurisdictions	5.8	(1.0)
Restricted share bonus plan	(1.6)	3.9
Recognition of deferred tax assets	(70.7)	—
Derecognition of deferred tax assets	37.5	203.7
Non-taxable capital gains	(2.5)	(18.4)
Non-deductible impairment of goodwill	3.0	2.0
Other	10.3	(8.5)
Income tax expense (recovery)	799.7	(627.6)
The net deferred income tax assets (liabilities) are expected to be settled in the following periods:

($ millions)	2021	2020
Deferred income tax:
To be settled within one year	60.1	19.8
To be settled beyond one year	510.0	1,348.1
Deferred income tax	570.1	1,367.9
The movement in deferred income tax assets (liabilities) are as follows:

($ millions)	At January 1, 2021	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2021
Deferred income tax assets:
Property, plant and equipment	248.9	—	(248.9)	—
Decommissioning liability	262.2	—	(32.6)	229.6
Income tax losses carried forward	833.1	—	(18.9)	814.2
Share issue costs	1.1	0.1	(0.6)	0.6
Risk management contracts	11.6	—	29.5	41.1
Lease liabilities	40.1	—	(4.8)	35.3
Other	7.4	1.8	9.7	18.9
	1,404.4	1.9	(266.6)	1,139.7
Deferred income tax liabilities:
Property, plant and equipment	—	—	(533.4)	(533.4)
Risk management contracts	(9.9)	—	(3.5)	(13.4)
ROU asset	(26.6)	—	3.8	(22.8)
Other	—	—	—	—
	(36.5)	—	(533.1)	(569.6)
Net deferred income tax assets (liabilities)	1,367.9	1.9	(799.7)	570.1

CRESCENT POINT ENERGY CORP.	28

($ millions)	At January 1, 2020	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2020
Deferred income tax assets:
Property, plant and equipment	—	—	248.9	248.9
Decommissioning liability	291.2	—	(29.0)	262.2
Income tax losses carried forward	932.6	—	(99.5)	833.1
Share issue costs	2.5	—	(1.4)	1.1
Risk management contracts	4.7	—	6.9	11.6
Lease liabilities	46.5	—	(6.4)	40.1
Other	6.6	(5.2)	6.0	7.4
	1,284.1	(5.2)	125.5	1,404.4
Deferred income tax liabilities:
Property, plant and equipment	(475.9)	—	475.9	—
Risk management contracts	(16.0)	—	6.1	(9.9)
ROU asset	(31.7)	—	5.1	(26.6)
Other	(15.2)	—	15.2	—
	(538.8)	—	502.3	(36.5)
Net deferred income tax assets (liabilities)	745.3	(5.2)	627.8	1,367.9
The approximate amounts of tax pools available as at December 31, 2021 and 2020 are as follows:

($ millions)	2021	2020
Tax pools:
Canada	7,012.5	6,981.1
United States	2,855.5	3,021.0
Total	9,868.0	10,002.1
The movement in the deferred tax asset in 2021 was primarily a result of the impairment reversal recognized during the year ended December 31, 2021. In 2020, the movement in the deferred tax asset was a result of the impairment expense recognized during the year ended December 31, 2020. Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cashflows included in the Company's independent reserve report.
The above tax pools include estimated Canadian non-capital losses carried forward of $1.99 billion (December 31, 2020 - $2.22 billion) that expire in the years 2027 through 2040, and U.S. net operating losses of $2.22 billion (December 31, 2020 - $2.30 billion) of which $1.53 billion will expire in the years 2032 through 2037, while the remaining $696.6 million will not expire. A deferred income tax asset has not been recognized for U.S. net operating losses of $861.0 million (December 31, 2020 - $1.21 billion) or for other temporary differences of $69.0 million (December 31, 2020 - $69.0 million) as there is not sufficient certainty regarding future utilization.
At December 31, 2021, a deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $1.72 billion (December 31, 2020 - $2.22 billion).
The Company received notices of reassessment from the Canada Revenue Agency in 2014 and 2015 disallowing $149.3 million of tax pools and $12.6 million of investment tax credits relating to an acquired entity. The Company has filed notices of objections, however, the benefit of these tax pools and investment tax credits have been derecognized due to the uncertainty of being successful in defending its position. A $37.5 million deferred income tax expense has been recognized as a result of removing the tax pools in the year ended December 31, 2021.

CRESCENT POINT ENERGY CORP.	29

23.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, ESVP awards, PSUs and DSUs for the year ended December 31, 2021:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of year	4,704,129	10,449,383	3,789,689	1,278,263
Granted	1,230,133	2,570,746	2,053,574	278,517
Redeemed	(2,146,716)	(3,417,496)	(2,221,058)	—
Forfeited	(519,829)	(1,273,342)	(407,585)	—
Balance, end of year	3,267,717	8,329,291	3,214,620	1,556,780
(1)Based on underlying units before any effect of performance multipliers.
The following table reconciles the number of restricted shares, ESVP awards, PSUs and DSUs for the year ended December 31, 2020:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of year	3,636,194	—	2,920,444	319,891
Granted	4,614,158	11,635,961	1,736,055	958,372
Redeemed	(2,889,030)	—	(615,577)	—
Forfeited	(657,193)	(1,186,578)	(251,233)	—
Balance, end of year	4,704,129	10,449,383	3,789,689	1,278,263
(1)Based on underlying units before any effect of performance multipliers.
The following table provides summary information regarding stock options outstanding as at December 31, 2021:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	5,940,871	3.92
Granted	534,264	5.23
Exercised	(261,486)	2.23
Forfeited	(285,047)	3.46
Expired	(89,138)	10.06
Balance, end of year	5,839,464	4.04
The following table provides summary information regarding stock options outstanding as at December 31, 2020:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of year	2,833,342	7.59
Granted	3,345,412	1.10
Forfeited	(102,832)	7.16
Expired	(135,051)	8.66
Balance, end of year	5,940,871	3.92
The following table summarizes information regarding stock options outstanding as at December 31, 2021:

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for options outstanding (years)	Weighted average exercise price per share for options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
1.09 - 1.65	2,992,178	5.25	1.09	507,332	1.09
1.66 - 5.16	904,376	4.23	3.94	314,640	3.96
5.17 - 9.86	648,441	5.83	5.77	61,448	8.56
9.87 - 10.06	1,294,469	3.02	10.06	776,683	10.06
	5,839,464	4.66	4.04	1,660,103	6.11
The volume weighted average trading price of the Company's common shares was $5.14 per share during the year ended December 31, 2021.

CRESCENT POINT ENERGY CORP.	30

The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	2021 (1)	2020
Grant date share price ($)	5.23	1.10
Exercise price ($)	5.23	1.10
Expected annual dividends ($)	0.01	0.01
Expected volatility (%)	59.45%	51.93%
Risk-free interest rate (%)	0.94%	0.59%
Expected life of stock option (years)	4.9	4.9
Fair value per stock option ($)	2.58	0.45
(1)Options were granted in January and April 2021.
For the year ended December 31, 2021, the Company calculated total share-based compensation of $77.7 million (year ended December 31, 2020 - $17.7 million), net of estimated forfeitures, of which $14.3 million was capitalized (year ended December 31, 2020 - $5.4 million).
At December 31, 2021, the current portion of long-term compensation liability of $40.6 million was included in other current liabilities (December 31, 2020 - $10.0 million) and $35.8 million was included in other long-term liabilities (December 31, 2020 - $17.3 million).
24.PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2021	2020
Weighted average shares – basic	569,203,428	529,339,710
Dilutive impact of share-based compensation	5,895,220	—
Weighted average shares – diluted (1)	575,098,648	529,339,710
(1)Excludes the impact of nil weighted average shares related to share-based compensation that were anti-dilutive for the year ended December 31, 2021 (year ended December 31, 2020 - 2,413,733).
25.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments can be transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:
•Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
•Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.

CRESCENT POINT ENERGY CORP.	31

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2021:

	2021 Carrying Value	2021 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	220.5	220.5	—	220.5	—
	220.5	220.5	—	220.5	—
Financial liabilities
Derivatives	164.9	164.9	—	164.9	—
Senior guaranteed notes (1)	1,638.8	1,618.4	—	1,618.4	—
	1,803.7	1,783.3	—	1,783.3	—
(1)The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as at December 31, 2020:

	2020 Carrying Value	2020 Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($ millions)
Financial assets
Derivatives	242.4	242.4	—	242.4	—
Long-term investments (1)	2.5	2.5	2.5	—	—
	244.9	244.9	2.5	242.4	—
Financial liabilities
Derivatives	45.4	45.4	—	45.4	—
Senior guaranteed notes (2)	1,871.4	1,847.7	—	1,847.7	—
	1,916.8	1,893.1	—	1,893.1	—
(1)Long-term investments are comprised of equity securities in public oil and gas companies.
(2)The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.
The following table summarizes the fair value as at December 31, 2021 and the change in fair value for the year ended December 31, 2021:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets (liabilities), beginning of year	(26.3)	7.3	205.0	11.0	197.0
Unrealized change in fair value	(128.1)	(1.7)	(34.4)	22.8	(141.4)
Derivative assets (liabilities), end of year	(154.4)	5.6	170.6	33.8	55.6

Derivative assets, end of year	5.4	5.7	175.6	33.8	220.5
Derivative liabilities, end of year	(159.8)	(0.1)	(5.0)	—	(164.9)
(1)Includes crude oil, crude oil differentials, propane, natural gas and natural gas differential contracts.
(2)Includes interest payments on CCS and interest derivative contracts.
(3)Includes principal portion of CCS and foreign exchange contracts.

CRESCENT POINT ENERGY CORP.	32

The following table summarizes the fair value as at December 31, 2020 and the change in fair value for the year ended December 31, 2020:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets, beginning of year	26.1	21.8	261.6	—	309.5
Unrealized change in fair value	(52.4)	(14.5)	(56.6)	11.0	(112.5)
Derivative assets (liabilities), end of year	(26.3)	7.3	205.0	11.0	197.0

Derivative assets, end of year	3.5	9.8	218.1	11.0	242.4
Derivative liabilities, end of year	(29.8)	(2.5)	(13.1)	—	(45.4)
(1)Includes oil and gas contracts.
(2)Includes interest payments on CCS and interest derivative contracts.
(3)Includes principal portion of CCS and foreign exchange contracts.
Offsetting financial assets and liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2021 and December 31, 2020:

	2021			2020
($ millions)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	218.9	(163.3)	55.6	248.4	(51.4)	197.0
Amount offset	1.6	(1.6)	—	(6.0)	6.0	—
Net amount	220.5	(164.9)	55.6	242.4	(45.4)	197.0
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2021		Year ended December 31, 2020
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil and condensate	(148.5)	141.2	(73.7)	72.6
Natural gas	(1.1)	1.1	(1.8)	1.8
Propane	(0.8)	0.8	—	—
Differential
Crude oil	0.4	(0.4)	0.1	(0.1)
Natural gas	1.9	(1.9)	—	—
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position, as at December 31, 2021, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $3.3 million (December 31, 2020 - $0.9 million) on an annualized basis.

CRESCENT POINT ENERGY CORP.	33

Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point utilizes foreign exchange derivatives to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate foreign exchange risk relating to crude oil sales, the Company utilizes fixed price WTI crude oil contracts that settle in Canadian dollars and foreign exchange swaps.
The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Exchange Rate	Year ended December 31, 2021		Year ended December 31, 2020
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	162.8	(162.8)	197.8	(197.8)
Cross currency swaps	Forward	(168.2)	168.2	(210.7)	210.7
Foreign exchange swaps	Forward	(0.9)	0.9	(4.6)	4.6
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 23 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of the cash settled plan.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($ millions)	Year ended December 31, 2021		Year ended December 31, 2020
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	27.4	(27.4)	13.3	(13.3)
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 96 percent of the Company's oil and gas sales are with entities considered investment grade.
At December 31, 2021, approximately 3 percent (December 31, 2020 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 0.92 percent (December 31, 2020 - 0.90 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.

CRESCENT POINT ENERGY CORP.	34

Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At December 31, 2021, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.98 billion, including $1.0 million outstanding letters of credit and cash of $13.5 million.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2021, is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	450.7	—	—	—	450.7
Dividends payable	43.5	—	—	—	43.5
Derivative liabilities (1)	249.0	1.1	0.3	—	250.4
Senior guaranteed notes (2)	280.3	829.2	474.6	25.9	1,610.0
Bank credit facilities (3)	11.7	23.5	346.3	—	381.5
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.
(3)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2021 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans. The current maturity date of the Company's facilities is November 26, 2025. The Company expects that the facilities will continue to be renewed and extended prior to their maturity dates.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding as at December 31, 2020 is outlined in the table below:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	310.3	—	—	—	310.3
Dividends payable	1.3	—	—	—	1.3
Derivative liabilities (1)	30.3	1.3	—	—	31.6
Senior guaranteed notes (2)	251.9	767.0	816.2	26.9	1,862.0
Bank credit facilities (3)	13.1	413.0	—	—	426.1
(1)These amounts exclude undiscounted cash outflows pursuant to the CCS and foreign exchange swaps.
(2)These amounts include the notional principal and interest payments pursuant to the CCS and foreign exchange swap related to the senior guaranteed notes, which fix the amounts due in Canadian dollars.
(3)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2020 and includes undiscounted cash outflows pursuant to the CCS related to LIBOR loans.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at December 31, 2021:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar			Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2022	19,856	80.81	16,894	87.66	75.09	10,000	88.18	77.25	66.40
2023 January - March	5,500	90.04	5,500	95.23	83.17	—	—	—	—
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2022 January - March	2,000	Basis Swap	WCS (2)	(15.00)
2022 January - March	3,311	Basis Swap	MSW (3)	(4.88)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)WCS refers to Western Canadian Select crude oil differential.
(3)MSW refers to Mixed Sweet Blend crude oil differential.

CRESCENT POINT ENERGY CORP.	35

Financial Conway Propane Derivative Contracts – Canadian Dollar (1)
Term	Contract	Volume (gals/d)	Average Price ($/gal)
2022 January - October	Swap	21,000	1.32
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
	Volume (GJ/d)	Average Price ($/GJ)	Volume (GJ/d)	Average Sold Call Price ($/GJ)	Average Bought Put Price ($/GJ)
Term
2022 January - March	20,000	2.94	20,000	6.20	4.05
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial NYMEX Natural Gas Differential Derivative Contracts – US Dollar (1)
Term	Volume (mmbtu/d)	Contract	Basis	Fixed Differential (US$/mmbtu)
2022 April - December	15,000	Basis Swap	AECO	(0.94)
2023	15,000	Basis Swap	AECO	(0.94)
2024	15,000	Basis Swap	AECO	(0.94)
2025 January - March	15,000	Basis Swap	AECO	(0.94)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
January 2022	Swap	165.0	2.05	209.7	1.86
January 2022 - May 2022	Swap	170.0	4.00	166.9	5.03
January 2022 - April 2023	Swap	61.5	4.12	80.3	3.71
January 2022 - June 2023	Swap	270.0	3.78	274.7	4.32
January 2022 - June 2024	Swap	257.5	3.75	276.4	4.03
January 2022 - April 2025	Swap	82.0	4.30	107.0	3.98
January 2022 - April 2025	Swap	230.0	4.08	291.1	4.13
January 2022 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Currency	Receive Notional Principal ($ millions)	Pay Currency	Pay Notional Principal ($ millions)
January 2022	Swap	US$	17.0	Cdn$	21.8
January 2022	Swap	Cdn$	19.2	US$	15.0
January 2022	Swap (1)	Cdn$	32.0	US$	25.0
February 2022	Swap (1)	Cdn$	19.2	US$	15.0
May 2022	Swap	US$	30.0	Cdn$	32.2
(1) Based on an average floating exchange rate.

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
January 2022 - April 2022	Swap	9.1	3,717,846
January 2022 - April 2023	Swap	8.3	3,674,746
January 2022 - April 2024	Swap	3.6	717,846

CRESCENT POINT ENERGY CORP.	36

26.RELATED PARTY TRANSACTIONS
Compensation of key management personnel
Key management personnel of the Company include its directors and executive officers. In 2021, the Company recorded $6.1 million (2020 - $5.5 million) relating to compensation of key management personnel and $2.8 million (2020 - nil) for severance relating to key management personnel. In 2021, share-based compensation costs relating to compensation of key management personnel and severance were $23.4 million (2020 - $4.9 million) and $1.8 million (2020 - nil), respectively.
27.COMMITMENTS
At December 31, 2021, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	4.1	14.3	9.2	16.1	43.7
Gas processing	63.1	116.3	88.3	324.3	592.0
Transportation	38.6	65.6	48.8	9.6	162.6
Capital	12.1	—	—	—	12.1
Total contractual commitments (2)	117.9	196.2	146.3	350.0	810.4
(1) Includes operating costs on the Company's office space, net of $18.9 million recoveries from subleases.
(2) Excludes contracts accounted for under IFRS 16. See Note 12 - "Leases" for additional information.
28.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2021:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Ltd.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
29.SUPPLEMENTAL DISCLOSURES
Comprehensive income statement presentation
The Company’s statements of comprehensive income are prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($ millions)	2021	2020
Operating	59.7	58.4
General and administrative	65.2	64.0
Share-based compensation	53.7	12.3
Total compensation expenses	178.6	134.7

CRESCENT POINT ENERGY CORP.	37

Cash flow statement presentation

($ millions)	2021	2020
Operating activities
Changes in non-cash working capital:
Accounts receivable	(111.8)	86.7
Prepaids and deposits	15.3	(15.7)
Accounts payable and accrued liabilities	99.0	(79.0)
Other current liabilities	30.6	7.7
Other long-term liabilities	18.5	6.5
	51.6	6.2
Investing activities
Changes in non-cash working capital:
Accounts receivable	(2.1)	9.4
Other long-term receivable	9.3	—
Accounts payable and accrued liabilities	41.8	(88.0)
	49.0	(78.6)
Financing activities
Changes in non-cash working capital:
Dividends payable	42.2	(4.0)

CRESCENT POINT ENERGY CORP.	38

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2019	5.3	2,905.1	181.2
Changes from cash flow from financing activities:
Decrease in bank debt, net		(408.1)
Repayment of senior guaranteed notes		(224.4)
Realized gain on cross currency swap maturity		49.3
Cash dividends paid	(13.4)
Payments on principal portion of lease liability			(30.0)
Non-cash changes:
Cash dividends declared	9.4
Additions			4.8
Other			0.5
Foreign exchange		(62.3)
December 31, 2020	1.3	2,259.6	156.5
Changes from cash flow from financing activities:
Decrease in bank debt, net		(34.6)
Repayment of senior guaranteed notes		(217.6)
Cash dividends paid	(5.6)
Payments on principal portion of lease liability			(21.2)
Non-cash changes:
Cash dividends declared	47.8
Additions			5.9
Other			0.2
Foreign exchange		(37.2)
December 31, 2021	43.5	1,970.2	141.4
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
30.GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country:

($ millions) (1)	2021	2020
Canada
Crude oil and condensate sales	2,361.8	1,307.5
NGL sales	213.5	74.2
Natural gas sales	160.0	64.8
Total Canada	2,735.3	1,446.5
U.S.
Crude oil and condensate sales	381.9	218.6
NGL sales	61.0	17.3
Natural gas sales	28.3	9.8
Total U.S.	471.2	245.7
Total oil and gas sales	3,206.5	1,692.2
(1)Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	39

The following table reconciles non-current assets by country:

($ millions)	2021	2020
Canada	7,551.0	5,520.6
U.S.	1,209.3	846.6
Total	8,760.3	6,367.2

CRESCENT POINT ENERGY CORP.	40

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Michael Politeski
Vice President, Finance and Treasurer
Shelly Witwer
Vice President, Business Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Shant Madian
Vice President, Capital Markets
(403) 693-0020
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

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